EXHIBIT 4.1

PROMISSORY NOTE

$100,000.00	__________, 2011

FOR VALUE RECEIVED, the undersigned, Irish Knight Holdings, L.L.C., an Iowa limited liability company with its principal address located at 1701 Fernwood Lane, Algonquin, Illinois 60102 (the “Borrower”), hereby promises to pay to the order of Green Tech Products, Inc., an Iowa corporation with its principal address located in care of GreenMan Technologies, Inc., 7 Kimball Lane, Building A, Lynnfield, Massachusetts 01940 (the “Holder”), the principal sum of One Hundred Thousand Dollars ($100,000), together with interest from the date hereof computed on the basis of a 365-day year on the unpaid principal balance hereof from time to time outstanding at the rate of 6.0% per annum, non-compounding, until paid in full.

The Borrower shall pay the Holder the principal sum set forth above in sixty (60) consecutive monthly installments as follows:

(i)	On the first business day of __________, 2011 [the first calendar month after the closing], and on the first business day of each of the twenty-three (23) consecutive months thereafter, the amount of One Thousand Dollars ($1,000);

(ii)	On the first business day of __________, 2013 [the 25th calendar month after the closing], and on the first business day of each of the eleven (11) consecutive months thereafter, the amount of $2,000;

(iii)	On the first business day of ________, 2014 [the 37th calendar month after the closing], and on the first business day of each of the eleven (11) consecutive months thereafter, the amount of $2,500;

(iv)	On the first business day of __________, 2015 [the 49th calendar month after the closing], and on the first business day of each of the ten (10) consecutive months thereafter, the amount of $3,000; and

(v)	On the first business day of __________, 2016 [the 60th calendar month after the closing], the then unpaid principal amount of this Note, together with all accrued but unpaid interest thereon.

The Borrower and the Holder agree that each of the payments described in clauses (i) through (iv) above shall be applied (a) first to the payment of principal due on the then outstanding balance and (b) then, to the payment of principal. For illustrative purposes, of the $1,000 payment to be made on _________, 2011[the first calendar month after the closing, and assuming that the closing was 25 days earlier], $410.96 would be applied to the payment of interest (calculated as follows: $100,000 x 6% x 25 / 365 = $410.96), and $589.04 would be applied to the payment of principal.

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Principal and interest shall be payable in lawful money of the United States of America, in immediately available funds, at the principal office of the Holder set forth above or at such other place as the Holder may designate from time to time in writing to the Borrower. This Note may be prepaid at any time or from time to time, in whole or in part, without any premium or penalty.

Notwithstanding the foregoing, the Borrower shall have the right to offset the amount of any Claims (as that term is defined in that certain Asset Purchase Agreement dated as of June 13, 2011 between the Holder and the Borrower (the “Asset Purchase Agreement”)) it may have, if any, against any amounts due and payable under this Note, on the terms and conditions of Section 5.3 of the Asset Purchase Agreement.

The Holder, by its acceptance of this Note, agrees that the Borrower’s obligations hereunder shall be subordinate to any and all indebtedness for borrowed money incurred for business purposes by the Borrower from time to time, whether before of after the date of this Note, from any bank or institutional lender not controlled by or affiliated with the Borrower or by or with any affiliate of the Borrower (a “Bank”), and the Holder agrees to execute any document or agreement reasonably necessary to give effect to such subordination, provided, however, that such agreement shall permit the payment of principal and interest on this Note in accordance with its terms for so long as such Bank has not declared the Borrower to be in default of its obligations to such Bank.

Notwithstanding the foregoing, the outstanding balance of this Note, together with all accrued but unpaid interest under this Note, shall be rendered immediately due and payable, without notice or demand to the Borrower, in case any of the following events (each, an “Event of Default”) shall occur:

(a)	the failure of the Borrower to pay in full any installment of the principal amount hereof or of interest due hereon within five) days after such installment of principal or interest becomes due and payable;

(b)	the occurrence of any material breach by the Borrower of the Asset Purchase Agreement;

(c)	the entry of any judgment or order against the Borrower for the payment of money, if the same is not satisfied or enforcement proceedings are not stayed within 30 days or if, within 30 days after the expiration of any such stay, the judgment or order is not dismissed, discharged or satisfied;

(d)	the appointment of a receiver, trustee, custodian or similar official, for the Borrower or any property or assets of the Borrower;

(e)	the conveyance of any or all assets to a trustee, mortgagee or liquidating agent or assignment for the benefit of creditors by the Borrower;
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(f)	the commencement by the Borrower of any voluntary proceeding under any law or any jurisdiction, now or hereafter in force, relating to bankruptcy, insolvency, renegotiation of outstanding indebtedness, arrangement or otherwise to the relief of debtors or the readjustment of indebtedness; or

(g)	the commencement by any creditor of any involuntary proceeding against the Borrower under any law or any jurisdiction, now or hereafter in force, relating to bankruptcy, insolvency, renegotiation of outstanding indebtedness, arrangement or otherwise to the relief of debtors or the readjustment of indebtedness, which proceeding is not dismissed or discharged within 30 days after commencement.

Any amount that remains unpaid after it becomes due under this Note shall bear interest, from and after such due date through the date on which such amount is paid, at a rate per annum equal to fifteen percent (15%). In addition, the Borrower agrees to pay all costs, charges and expenses incurred by the Holder and its assigns (including, without limitation, costs of collection, court costs, and attorneys’ fees and disbursements, whether incurred before, during or after any action or proceeding (including, without limitation, any bankruptcy or other insolvency proceeding) is commenced by or against Borrower) in connection with the enforcement of the Holder’s rights under this Note or as a result of an Event of Default (all such costs, charges and expenses being herein referred to as “Costs”). Presentment for payment, demand, protest, notice of protest and notice of nonpayment are hereby waived. The Borrower agrees that any delay on the part of the Holder in exercising any rights hereunder will not operate as a waiver of such rights, and further agrees that any payments received hereunder after an Event of Default will be applied first to Costs, then to interest, and the balance to principal. The Holder shall not by any act, delay, omission, or otherwise be deemed to waive any of its rights or remedies, and no waiver of any kind to enforce this Note shall be valid unless in writing and signed by the Holder. The rights and remedies of the Holder given in this Note are in addition to all other rights and remedies available to the Holder at law or in equity. All such rights and remedies are cumulative and not exclusive of one another. No delay or omission on the part of the Holder in exercising any right or option herein given to such the Holder shall impair such right or option or be considered as a waiver thereof or acquiescence in any default hereunder.

This Note applies to, inures to the benefit of, and binds the successors and assigns of the Holder. This Note shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Iowa without regard to principles of conflicts of laws.

The Borrower acknowledges receipt of a fully executed copy of this Note.

THE BORROWER WAIVES THE RIGHT TO TRIAL BY A JURY OF ANY MATTERS ARISING OUT OF THIS NOTE. The Borrower agrees that in the event the Holder commences an action to enforce the terms of this Note or for breach of this Note, such action shall be venued in either the United States District Court sitting in Polk County, Iowa or the Iowa District Court in and for Polk, Iowa.

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IN WITNESS WHEREOF, the Borrower has executed this Note as of the date first written above.

WITNESS:	IRISH KNIGHT HOLDINGS, L.L.C.

By:
Name:
Title:

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